Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-115613

                              GENIUS PRODUCTS, INC.

              PROSPECTUS SUPPLEMENT NO. 1 DATED SEPTEMBER 17, 2004

                     TO THE PROSPECTUS DATED AUGUST 13, 2004

This Prospectus Supplement No. 1 supplements our prospectus dated August 13, 2004 with the following attached documents:

         (1) Quarterly Report on Form 10-QSB of the registrant filed with the Securities and Exchange Commission on August 16, 2004, and

         (2) Current Report on Form 8-K of the registrant filed with the Securities and Exchange Commission on August 26, 2004.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the prospectus, which is required to be delivered with this Prospectus Supplement.

                        ---------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
   BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS SUPPLEMENTED BY THIS PROSPECTUS
                                  SUPPLEMENT.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF
    THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

          The date of this prospectus supplement is September 17, 2004

                                   INDEX TO FILINGS

                                                                            PAGE

Quarterly Report on Form 10-QSB of the registrant filed with the
Securities and Exchange Commission on August 16, 2004                        A-1

Current Report on Form 8-K of the registrant filed with the
Securities and Exchange Commission on August 26, 2004                        B-1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------
                                   FORM 10-QSB
                              --------------------

(Mark One)

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended June 30, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT For the transition period from _______________ to _______________

                        Commission file number 000-27915

                              GENIUS PRODUCTS, INC.
           (Name of small business issuer as specified in its charter)

              Nevada                                           33-0852923
   (State or other jurisdiction                              (IRS Employer
 of incorporation or organization)                         Identification No.)

                          740 LOMAS SANTA FE, SUITE 210
                             SOLANA BEACH, CA 92075
                    (Address of principal executive officers)

                            (858) 793-8840 (Issuer's
                                telephone number)

                                 NOT APPLICABLE
              (Former name, former address and former fiscal year,
                          if changed since last report)

      Check whether the issuer (1) filed all reports required to be filed by
 Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                           Yes [X]  No [ ]

There were 24,497,096 shares outstanding of the issuer's Common Stock as of August 12, 2004.

Transitional small business disclosure format (check one): Yes [ ]  No [X]

                              GENIUS PRODUCTS, INC.

                                       INDEX

                                                                            PAGE

PART I      Financial Information                                            A-3

     Item 1  Financial Statements                                            A-3

     Condensed Consolidated Balance Sheet at June 30, 2004 (unaudited)       A-3
     Condensed Consolidated Statements of Operations for the Three Months
        Ended June 30, 2004 and 2003 (unaudited)                             A-4
     Condensed Consolidated Statements of Operations for the Six Months
        Ended June 30, 2004 and 2003 (unaudited)                             A-5
     Condensed Consolidated Statements of Cash Flow for the Six Months
        Ended June 30, 2004 and 2003 (unaudited)                             A-6
     Notes to Condensed Consolidated Financial Statements (unaudited)        A-7

     Item 2  Management's Discussion and Analysis or Plan of Operation      A-11

     Item 3  Controls and Procedures                                        A-14

PART II Other Information

     Item 1  Legal Proceedings                                              A-15

     Item 2  Changes in Securities                                          A-15

     Item 3  Defaults Upon Senior Securities                                A-16

     Item 4  Submission of Matters to a Vote of Security Holders            A-16

     Item 5  Other Information                                              A-16

     Item 6  Exhibits and Reports on Form 8-K                               A-16

SIGNATURES                                                                  A-17

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                                                                                JUNE 30, 2004
                                                                                                -------------
ASSETS

Current assets
    Cash and equivalents                                                                        $  3,953,225
    Accounts receivable, net of allowance for doubtful accounts and
        sales returns of $148,106                                                                  1,758,453
    Inventories                                                                                    1,429,806
    Prepaid royalties                                                                                295,577
    Prepaid expenses                                                                                 837,928
                                                                                                -------------
             Total current assets                                                                  8,274,989

    Property and equipment, net of accumulated depreciation of $174,462                              240,903
    Production masters, net of accumulated amortization of $573,579                                1,731,948
    Patents and trademarks, net of accumulated amortization of $36,190                               108,134
    Deposits and other                                                                               865,107
                                                                                                -------------
                                                                                                $ 11,221,081
                                                                                                =============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Notes payable, net of unamortized discount of $156,102                                      $    698,899
    Accounts payable                                                                               1,499,003
    Accrued payroll and related expenses                                                             105,878
    Debentures payable                                                                                50,750
    Accrued expenses                                                                                 156,326
    Payable on terminated contract                                                                   300,000
                                                                                                -------------
             Total current liabilities                                                             2,810,856

    Redeemable common stock                                                                          428,936

    Commitments and contingencies                                                                         --

Stockholders' equity

    Preferred stock, $.001 par value; 10,000,000 shares authorized;
        0 shares outstanding                                                                              --
    Common stock, $.001 par value; 50,000,000 shares authorized;
        24,985,763 shares outstanding                                                                 24,986
    Additional paid-in capital                                                                    25,613,524
    Accumulated deficit                                                                          (17,657,221)
                                                                                                -------------
             Total stockholders' equity                                                            7,981,289
                                                                                                -------------
                                                                                                $ 11,221,081
                                                                                                =============

        The accompanying notes are an integral part of these statements.

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            (UNAUDITED) FOR THE THREE
                                  MONTHS ENDED

                                                                                              JUNE 30,
                                                                                ----------------------------------
                                                                                     2004                2003
                                                                                ---------------     --------------
Revenues:

     Audio                                                                        $    275,934        $  300,502
     DVD and VHS                                                                     2,004,043                --
     Royalties, licensing and other                                                     26,240           215,605
                                                                                ---------------     --------------
Gross revenues                                                                       2,306,217           516,107
     Sales returns, discounts and allowances                                          (248,660)          (49,273)
                                                                                ---------------     --------------
           Net revenues                                                              2,057,557           466,834
                                                                                ---------------     --------------

Costs and expenses
     Cost of revenues:
          Audio                                                                        135,325           164,159
          DVD and VHS                                                                1,337,410                --
          Other                                                                         21,352           164,993
          Warehouse expenses                                                            52,287            20,666
     Sales and marketing                                                               472,402           254,642
     Product development                                                               315,782           153,029
     General and administrative                                                        867,410           485,399
                                                                                ---------------     --------------
     Total costs and expenses                                                        3,201,968         1,242,888
                                                                                ---------------     --------------
     Loss from operations                                                           (1,144,411)         (776,054)

Other income (expense)                                                                   9,460            11,154
Interest expense                                                                      (111,736)           (7,523)
                                                                                ---------------     --------------
     Loss before provision for income taxes                                         (1,246,687)         (772,423)

Provision for income taxes                                                                  --                --
                                                                                ---------------     --------------
     Net loss                                                                   $   (1,246,687)       $ (772,423)
                                                                                ===============     ==============

Basic and diluted loss per common share:
     Net loss per share                                                         $        (0.05)       $    (0.05)
                                                                                ===============     ==============

     Basic and diluted weighted average shares                                      24,442,271        16,474,524
                                                                                ===============     ==============

        The accompanying notes are an integral part of these statements.

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNAUDITED) FOR THE SIX
                                  MONTHS ENDED

                                                                                              JUNE 30,
                                                                                ----------------------------------
                                                                                     2004                2003
                                                                                ---------------     --------------
Revenues:

     Audio                                                                       $  1,054,537         $    799,613
     DVD and VHS                                                                    4,501,088                   --
     Royalties, licensing and other                                                    75,291              338,994
                                                                                ---------------     --------------
Gross revenues                                                                      5,630,916            1,138,607
     Sales returns, discounts and allowances                                         (441,969)            (121,226)
                                                                                ---------------     --------------
          Net revenues                                                              5,188,947            1,017,381
                                                                                ---------------     --------------

Costs and expenses
     Cost of revenues:
          Audio                                                                       480,389              369,748
          DVD and VHS                                                               2,936,480                   --
          Other                                                                        66,385              208,629
          Warehouse expenses                                                          103,745               37,360
     Sales and marketing                                                              948,735              458,249
     Product development                                                              591,840              264,834
     General and administrative                                                     1,856,534              926,560
                                                                                ---------------     --------------

     Total costs and expenses                                                       6,984,108            2,265,380
                                                                                ---------------     --------------

     Loss from operations                                                          (1,795,161)          (1,247,999)

Other income (expense)                                                                  9,439               12,361
Interest expense                                                                     (339,506)             (15,571)
                                                                                ---------------     --------------

     Loss before provision for income taxes                                        (2,125,228)          (1,251,209)

Provision for income taxes                                                                800                  800
                                                                                ---------------     --------------

     Net loss                                                                    $ (2,126,028)         $(1,252,009)
                                                                                ===============     ================

Basic and diluted loss per common share:
     Net loss per share                                                          $      (0.09)         $     (0.08)
                                                                                ===============     ================

     Basic and diluted weighted average shares                                     22,579,860           16,182,542
                                                                                ===============     ================

        The accompanying notes are an integral part of these statements.

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED) FOR THE SIX MONTHS ENDED

                                                                                                 JUNE 30,
                                                                                     --------------------------------
                                                                                         2004               2003
                                                                                     -------------      ------------
Cash flows from operating activities
     Net loss                                                                        $ (2,126,028)      $(1,252,009)
     Adjustments to reconcile net loss to net cash used by operating activities:
          Depreciation and amortization                                                   236,286            99,257
          Change in allowance for doubtful accounts and provision for returns             (34,491)          (28,189)
          Common stock issued for services                                                 58,800           143,000
          Amortization of warrants issued for services                                     29,072                --
          Stock options granted to non-employees for services                             249,732           134,884
          Return and cancellation of stock issued for the remastering
                of movies                                                                (350,000)               --
          Stock issued for compensation                                                        --             7,500
          Interest expense on redeemable common stock                                      11,952            12,577
          Amortization of discount on notes payable                                       263,821                --
          Changes in assets and liabilities:
          (Increase) decrease in:
          Accounts receivable                                                            (401,964)           70,626
          Inventories                                                                    (599,522)          (91,023)
          Prepaid royalties                                                                80,466           (76,142)
          Prepaid expenses and deposits                                                  (217,358)         (183,758)
          Increase (decrease) in:
          Accounts payable                                                                417,389           118,303
          Accrued payroll & related items                                                  40,106            14,147
          Accrued expenses and other                                                       22,897            46,905
                                                                                     -------------      ------------
     Net cash used by operating activities                                             (2,318,842)         (983,922)
                                                                                     -------------      ------------
Cash flows from investing activities
     Patents and trademarks                                                                (3,005)           (1,029)
     Development of production masters                                                   (746,679)         (280,939)
     Purchase of property and equipment                                                  (130,462)          (16,636)
                                                                                     -------------      ------------
     Net cash used in investing activities                                               (880,146)         (298,604)
                                                                                     -------------      ------------
Cash flows from financing activities
     Payments on notes payable                                                           (294,999)               --
     Purchase of redeemable common stock                                                  (73,948)               --
     Proceeds from exercise of options                                                    159,860                --
     Proceeds from issuance of common stock, net of offering costs                      6,419,968         1,219,920
                                                                                     -------------      ------------
     Net cash provided by financing activities                                          6,210,881         1,219,920
                                                                                     -------------      ------------
Net increase (decrease) in cash and equivalents                                         3,011,893           (62,606)

Cash at beginning of period                                                               941,332           745,993
                                                                                     -------------      ------------
Cash at end of period                                                                 $ 3,953,225        $  683,387
                                                                                     =============      ============

     Non-cash investing and financing activities:
         Repayment of officer loans by return of common stock                              25,751                --
         Repayment of notes receivable by return of common stock                        2,796,242                --
         Interest on notes receivable                                                       8,240                --
         Warrants issued for services                                                     872,154                --
         Conversion of debenture to common stock                                               --            10,000

        The accompanying notes are an integral part of these statements.

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE A:  BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements of Genius Products, Inc. have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.

         The information furnished herein reflects all adjustments, consisting of only normal recurring accruals and adjustments which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The notes to the condensed financial statements should be read in conjunction with the notes to the consolidated financial statement contained in the Company's Form 10-KSB for the year ended December 31, 2003. Company management believes that the disclosures are sufficient for interim financial reporting purposes. Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. Interim results are not necessarily indicative of future or annual results.

CRITICAL ACCOUNTING POLICIES

         Accounts receivable

         The allowance for doubtful accounts and provision for sales returns includes management's estimate of the amount expected to be lost or returned on specific accounts and for losses or returns on other as yet unidentified accounts included in accounts receivable. In estimating the allowance component for unidentified losses and returns, management relies on historical experience. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts and provision for sales returns in the accompanying financial statements.

         Inventories

         Inventories consist of finished goods and are valued at the lower of cost or market. Cost is determined on a first-in-first-out method of valuation. The Company regularly monitors inventory for excess or obsolete items and makes any valuation corrections when such adjustments are needed.

         Long-lived assets

         Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets using the straight-line method. Production masters are stated at cost net of accumulated amortization. Costs incurred for production masters, including licenses to use certain classical compositions, royalties, recording and design costs, are capitalized and amortized over a three or seven year period from the time a title is initially released, consistent with the estimated timing of revenue for a title. Patents and trademarks covering a number of the Company's products are being amortized on a straight-line basis over 5 to 17 years.

         Long-lived assets are reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is necessary when the undiscounted cash flows estimated to be generated by the asset are less than the carrying amount of the asset.

         Revenue recognition

         Revenues are recorded upon the shipment of goods. Costs of sales and an allowance for returns are also recorded at the time of shipment.

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE B:  COMMON STOCK

         During the three months ended June 30, 2004, we issued a total of 586,487 common shares and returned 125 common shares to treasury. We issued (a) 478,716 shares for the exercise of warrants at $1.40 per share; (b) 42,751 shares at prices ranging from $1.40 to $2.75 per share for services; and (c) 65,000 shares for the exercise of options at $.80 per share. We returned 125 common shares to treasury after our repurchase of the stock pursuant to a rescission offer.

NOTE C:  STOCK-BASED COMPENSATION

         Stock options issued under stock-based compensation plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. No stock-based employee compensation cost is reflected in the net loss, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with Financial Accounting Standards Board ("FASB") No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION-TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB NO. 123, the following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to stock-based employee compensation.

         Pro forma adjustments to our consolidated net loss and loss per share are as follows:

                                                                                 For the Quarter Ended June 30,
                                                                                -----------------------------------
                                                                                       2004               2003
                                                                                ----------------    ---------------
Net loss as reported                                                             $  (1,246,687)      $  (772,423)
Basic and diluted net loss per common share as reported                          $        (.05)      $      (.05)
                                                                                ================    ===============
Less: Total stock-based compensation expense determined under the fair
    value based method for all awards                                                (223,109)          (20,483)
                                                                                ----------------    ---------------
Pro forma net loss                                                               $  (1,469,796)      $  (792,906)
                                                                                ================    ===============
Pro forma basic and diluted net loss per common share                            $        (.06)      $      (.05)
                                                                                ================    ===============

                                                                                 For the Six Months Ended Jun 30,
                                                                                -----------------------------------
                                                                                       2004               2003
                                                                                ----------------    ---------------
Net loss as reported                                                             $  (2,126,028)      $(1,252,009)
Basic and diluted net loss per common share as reported                          $        (.09)      $      (.08)
                                                                                ================     ==============
Less: Total stock-based compensation expense determined under the fair
     value based method for all awards                                                (465,052)          (22,131)
                                                                                ----------------    ---------------
Pro forma net loss                                                               $  (2,591,080)      $(1,274,140)
                                                                                ================    ===============
Pro forma basic and diluted net loss per common share                            $        (.11)      $      (.08)
                                                                                ================    ===============

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE D:           FALCON PICTURE GROUP

         As part of our agreement with Falcon Picture Group, LLC ("Falcon"), we pay Falcon for remastered classic movie and television programs that we then sell on DVD. We also pay royalties on the net sales of certain licensed products to Falcon. In May 2004, we paid $500,000 to Falcon as an advance against future deliveries. We will offset future payments for programming and royalties against this prepayment until it is recovered in full. At June 30, 2004, the balance of this prepayment was $469,100.

NOTE E:            WARRANTS ISSUED TO CONSULTANT

         In May 2004, we entered into a five-year consulting agreement for financial advising services with compensation through the issuance of 957,432 warrants at an exercise price of $1.40 with a cashless exercise provision, pursuant to amended and restated warrant agreements. The $872,154 fair value of the warrants was determined using the Black-Scholes model and has been recorded as prepaid consulting expenses with an offset to additional paid in capital. The prepaid expense will be amortized over the five-year life of the agreement. The unamortized balance at June 30, 2004, is divided between current and non-current assets and is shown as Prepaid Expenses ($145,354) and in Deposits and Other ($697,728).

NOTE F:  BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE

                                                                      For the Quarter Ended June 30,
                                                                   ------------------------------------
                                                                          2004                2003
                                                                   ----------------      --------------
    Numerator
          Net loss                                                  $  (1,246,687)       $   (772,423)
                                                                   ----------------      --------------
    Denominator
          Basic and diluted weighted average number of
          common shares outstanding during the period                  24,442,271          16,474,524
                                                                   ================      ==============
     Basic and diluted net loss per share                           $       (0.05)       $      (0.05)
                                                                   ================      ==============

                                                                    For the Six Months Ended June 30,
                                                                   ------------------------------------
                                                                         2003                 2004
                                                                   ----------------      --------------
     Numerator
          Net loss                                                  $  (2,126,028)       $ (1,252,009)
                                                                   ----------------      --------------
     Denominator
          Basic and diluted weighted average number of
          common shares outstanding during the period                  22,579,860          16,182,542
                                                                   ================      ==============
     Basic and diluted net loss per share                                   (0.09)              (0.08)
                                                                   ================      ==============


    The effect of the potentially dilutive securities listed below were not included in the computation of diluted loss per share, since to do so would have been anti-dilutive.

     Stock options and warrants                                        17,600,618           7,419,342
     Convertible debentures                                                    --             121,500

                     GENIUS PRODUCTS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE G:  SUBSEQUENT EVENT

         Under an agreement with Falcon Picture Group, we licensed the BOZO the Clown(TM)television shows for sale on DVD and VHS. As the result of insufficient sales being generated of these products, we terminated the agreement by written notice on August 2, 2004. Our remaining liability for payment on this agreement is the next annual minimum payment of $20,000 which is due August 15, 2004.

         As the result of this termination, costs and expenses totaling $114,000 are included in the operating results of the second quarter of 2004. These costs include the write-down of inventory to estimated net realizable value, the write-off of production master costs, and the write-off of prepaid and non-refundable royalty payments, including the $20,000 minimum payment noted above. The cost of sales adjustment was $90,725 for inventory and prepaid royalties, and $23,275 for production masters.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS INCLUDED ABOVE. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE EVENTS OR THE COMPANY'S FUTURE FINANCIAL PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FOR ADDITIONAL INFORMATION CONCERNING THESE FACTORS, SEE THE INFORMATION UNDER THE CAPTION "RISK FACTORS" IN OUR ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2003.

         Prior to the third quarter of 2003, our revenues were comprised primarily of:

             o Baby Genius(R) and Kid Genius(R) music product sales directly to mass retailers, distributors and independent retailers (70% of revenues for first half of 2003);
             o sales of jewelry to retailers (12% of revenues for first half of
               2003);
             o licensing revenue related to licensing the Baby Genius trademark for use on various products distributed by third parties (5% of revenues for first half of 2003); and
             o royalties related to the distribution of our line of VHS and DVDs through our agreement with Warner Home Video (13% of revenues for first half of 2003).

          In an effort to expand the sales of our product line through our distribution network, we entered into agreements in 2003 to manufacture and sell music products under license from various children's books ("licensed music") and classic radio programs, branded (AMC(TM) and TV Guide(TM)) and non-branded classic movies and television shows which have been remastered for sale on DVD, and classic radio programs. Our current business model includes revenues from four major sources:

         1. Sales of our branded proprietary and licensed DVDs and VHS;
         2. Sales of our branded proprietary and licensed music audio CDs and cassettes;
         3. Sales of non-branded DVDs; and
         4. Sales of Zoo Babies(TM) and gift sets.

         We began shipping the first two releases of movies on DVD, titled AMC Monsterfest(TM) and AMC Movies(TM), in the fourth quarter of 2003. These new DVDs and some of our licensed music products, along with our existing Baby Genius and Kid Genius music products, provided most of our revenue in the fourth quarter of 2003 and the first six months of 2004, and we expect that they will do so in the remainder of 2004. Sales of non-branded DVDs of classic movies and television shows also began in the first quarter of 2004. We do not expect royalties, licensing and other revenue to be significant in 2004, primarily due to our agreement with Warner Home Video to terminate the distribution agreement, and due to only occasional orders for jewelry. We intend to self-distribute our Baby Genius line of videos and DVDs.

         For the first six months of 2004, revenues were as follows:

         1. Sales of our DVDs and VHS (79.9% of revenues for the first half of 2004);
         2. Sales of our audio CDs and cassettes (18.7% of revenues for the first half of 2004); and
         3. Sales from royalties, licensing and other (1.4% of revenues for the first half of 2004).

         We are continuing to seek agreements for licensed music, and in the second quarter of 2004 signed an agreement to develop and market music for Jay, Jay the Jet Plane(TM). We are also developing additional music lines and gift sets (audio CDs with gifts) for our existing retail clients. We began selling religious music for children entitled Wee Worship(TM) in the first quarter of 2004 as well as our new Tranquility CDs (music marketed to adults), and we are continuing to develop additional proprietary musical products to enhance our existing offerings. We intend to commence sales of Zoo Babies pillows and gift sets in the fall of 2004.

         We do not report our different products as segments because we do not allocate our resources among products and measure performance by product, and we do not maintain discrete financial information concerning each of them. Due to our size and limited resources, our sales and marketing and product development efforts are performed by the same personnel working on all of the different products and our warehousing costs also are related to all products. In addition, we do not report our retail operations, representing sales over the Internet, as a separate segment because they are immaterial, representing less than 1% of revenues. Our Internet presence is maintained primarily for advertising and brand recognition purposes.

         Like many retail product distributors, we experience some seasonality during the summer months when the purchasing staff of our customers may be on vacation, thereby decreasing sales in such periods. In the fourth quarter, we typically have a general increase in sales as retail inventory levels are raised in anticipation of the Christmas season.

          THE THREE MONTHS ENDED JUNE 30, 2004.

         Audio revenues for the second quarter of 2004 are composed of Baby Genius, Kid Genius and licensed music CDs that are typically sold as three packs (packages of three CDs in vinyl or chipboard sleeve packaging), although single CDs are also sold. Audio revenues decreased $24,568 or 8% in the second quarter of 2004 to $275,934, as compared to $300,502 in the second quarter of 2003. This decrease was the result of a decline in Baby Genius music CDs, which was only partially offset by sales of licensed music.

         DVD and VHS revenues for the second quarter of 2004 are composed of the sales of AMC branded classic movies and television shows on DVD and non-branded classic movies and television shows on DVD. DVD and VHS revenues were $2,004,043 during the second quarter of 2004. There were no comparable revenues in the first three months of 2003 as Baby Genius videos were sold under our agreement with Warner Home Video, and we did not begin selling the new products until the third quarter of 2003. Non-branded classic movie and television show DVDs accounted for $1,049,046 of the total of DVD and VHS revenues.

         Royalties, licensing and other revenues are composed of royalties from our prior agreement with Warner Home Video, licensing fees from the license of our Baby Genius brand name and sales of jewelry. Royalties, licensing and other revenues declined to $26,240 in the second quarter of 2004 from $215,605 in the second quarter of 2003, a decrease of $189,365, or 88%, due to reductions in all three categories, as expected.

         Gross revenues increased $1,790,110, or 347%, during the quarter ended June 30, 2004, to $2,306,217, as compared to $516,107 in the same prior year period as the result of sales of the new DVD products.

         Sales returns, discounts and allowances increased $199,387, or 405%, to $248,660 or 10.8% of gross revenues in the second quarter of 2004, as compared to $49,273 or 9.5% of gross revenues in the second quarter of 2003. The provision for sales returns and allowances is calculated in accordance with historical averages, but may vary depending on the amount of non-returnable sales that are made, such as certain DVD sales or licensing revenues.

         Net revenues increased by $1,590,793, or 341%, to $2,057,557 for the three months ended June 30, 2004, from $466,834 for the three months ended June 30, 2003, due to sales of our new DVD products.

         Cost of sales consists primarily of the cost of products sold to customers, packaging and shipping costs, and royalties paid on sales of licensed products. Audio cost of sales in the second quarter of 2004 was 49% of audio revenues, as compared to 55% during the same period in 2003. This improvement is the result of reductions in the purchased cost of the music products. DVD and VHS cost of sales in the second quarter of 2004 was 67% of DVD and VHS revenues. Sales of single DVDs with no right of return at lower margins, royalties payable on licensed DVD products, and distribution pricing in order to get our products placed with a major retailer all contributed to the lower margin on DVD and VHS revenues. Royalties, licensing and other cost of sales was 81% of revenues in the second quarter of 2004, similar to the 77% in the second quarter of 2003. Warehouse expenses increased by $31,621, or 153%, in the second quarter of 2004, mainly due to freight in costs on increased inventory levels of multiple new products and increased personnel.

         Sales and marketing expenses increased by $217,760, or 86%, in the three months ended June 30, 2004, as compared to the same quarter in 2003. This increase is due to increased personnel costs due to the hiring of additional sales personnel, commissions payable to an outside sales representative, and increased trade show expenses.

         Product development expenses increased by $162,753, or 106%, in the second quarter of 2004, as compared to the quarter ended June 30, 2003. This increase is due to increased amortization of production master costs incurred on the new products, the hiring of additional personnel and increased consulting costs. We currently anticipate that product development expenses will continue to increase for the remainder of 2004 as we add new staff and make expenditures in the continuing development of new DVD, VHS and audio products.

         General and administrative expenses increased by 382,011, or 79%, in the three months ended June 30, 2004, as compared to the year earlier quarter. This increase was primarily due to the hiring of additional executive and clerical personnel, and increases in professional fees and outside services in the current year quarter.

         Interest expense increased to $111,736 for the three months ended June 30, 2004, compared to $7,523 for the same period of 2003, due to interest and amortization of the discount on the notes issued in the fourth quarter of 2003.

         The net loss for the quarter ended June 30, 2004, of $1,246,687 was greater than the net loss of $772,423 for the quarter ended June 30, 2003, as the result of the increased operating expenses incurred in the current year quarter which were only partially offset by the increase in sales.

         THE SIX MONTHS ENDED JUNE 30, 2004.

         Audio revenues increased $254,924, or 32%, in the first six months of 2004 to $1,054,537, as compared to $799,613 in the first six months of 2003. This increase was the result of the sales of the new licensed music products, which was only partially offset by a decline in the sales of Baby Genius products.

         DVD and VHS revenues were $4,501,088 during the first half of 2004. There were no comparable revenues in the prior year period. Non-branded classic movie and television show DVDs accounted for $2,762,255 of the total of DVD and VHS revenues. One customer, Dollar Tree Stores, Inc., accounted for $1,791,482, or 32%, of gross revenues.

         Royalties, licensing and other revenues declined to $75,291 in the first six months of 2004 from $338,964 in the same period of 2003, a decrease of $263,703, or 78%, due to reductions in all three categories.

         Gross revenues increased $4,492,309, or 395%, during the six months ended June 30, 2004, to $5,630,916, as compared to $1,138,607 in the same prior year period as the result of sales of the new DVD products.

         Sales returns, discounts and allowances were $441,969 in the first six months of 2004, or 7.8% of gross revenues, as compared to $121,226 or 10.6% of gross revenues in the first six months of 2003. The provision for sales returns, discounts and allowances in the 2004 period was affected by the significant sales on a non-returnable basis of our new DVD products.

         Net revenues increased by $4,171,566, or 410%, to $5,188,947 for the six months ended June 30, 2004, from $1,017,381 for the six months ended June 30, 2003, due to sales of our new DVD products.

         Audio cost of sales in the first half of 2004 was 46% of audio revenues, the same as it was during the first half of 2003. The improvement in the purchased cost of the three pack music products in the 2004 period was offset by the sale of more single CDs having higher margins in the first six months of 2003. DVD and VHS cost of sales for the first six months of 2004 was 65% of DVD and VHS revenues. Sales of single DVDs with no right of return at lower margins, royalties payable on licensed DVD products, and distribution pricing in order to get our products placed with a major retailer all contributed to the lower margin on DVD and VHS revenues. Royalties, licensing and other cost of sales was 88% of revenues in the first six months of 2004, compared to 62% in the same period of 2003. The higher margin experienced in the 2003 period was due to royalty and licensing fees not in the current year period. Warehouse expenses increased by $66,385, or 178%, in the first half of 2004, mainly due to freight in costs on increased inventory levels of multiple new products and increased personnel.

         Sales and marketing expenses increased by $490,486, or 107%, in the six months ended June 30, 2004, as compared to the same six-month period in 2003. This increase is due to increased personnel costs due to the hiring of additional sales personnel, commissions payable to an outside sales representative, and increased advertising and trade show expenses.

         Product development expenses increased by $327,006, or 123%, in the six months ending June 30, 2004, as compared to the same prior year period. This increase is due to increased amortization of production master costs incurred on the new products, the hiring of additional personnel and increased consulting costs.

         General and administrative expenses increased by 929,974, or 100%, in the six months ended June 30, 2004, as compared to the year earlier period. This increase was primarily due to bonuses issued to executives and staff in the first quarter of 2004, the hiring of additional executive and clerical personnel, higher costs associated with issuing options and warrants to non-employees and professional fees in the current year six-month period.

         Interest expense increased to $339,506 for the six months ended June 30, 2004, compared to $15,571 for the same period of 2003, due to interest and amortization of the discount on the notes issued in the fourth quarter of 2003.

         The net loss for the six months ended June 30, 2004, of $2,126,208 was 70% greater than the net loss of $1,252,009 for the six months ended June 30, 2003, as the result of increased operating expenses incurred in the current year which were only partially offset by the increase in sales.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used in operations during the six months ended June 30, 2004, was $2,318,842, primarily due to the net loss and increase in inventories. This was partially offset by an increase in accounts payable. In the six months ended June 30, 2003, net cash used in operations of $983,922 was primarily the result of the net loss and increases in prepaid expenses, offset by an increase in accounts payable and stock options granted to non-employees for services.

         Net cash used in investing activities in the three months ended June 30, 2004, was $880,146, primarily as the result of the development of production masters. In the six months ended June 30, 2003, net cash used in investing activities was $298,604, also as the result of the development of production masters.

         Cash flows from financing activities of $6,210,881 in the six-month period ending June 30, 2004, were primarily from the sale of our common stock in a private placement in March, 2004, and the exercise of options. This was partially offset by the repayment of part of the notes payable. In the first quarter of 2003, the sale of our common stock in a private placement accounted for the $1,219,920 in cash flows from financing activities.

         At June 30, 2004, we had cash balances of $3,953,225. We believe that this amount, when combined with our accounts receivable from shipments at June 30, 2004, will fund our operations through the remainder of 2004. Although we believe that our expanded product line offers us an opportunity for significantly improved operating results in 2004, no assurance can be made that we will operate on a profitable basis in 2004, or ever, as such performance is subject to numerous variables and uncertainties, many of which are out of our control.

ITEM 3.  CONTROLS AND PROCEDURES

         Genius Products, Inc. carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of Genius Products, Inc.'s disclosure controls and procedures as of the end of the period covered by this report, pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that Genius Products, Inc.'s disclosure controls and procedures are effective in timely alerting him to material information relating to Genius Products, Inc. required to be included in our periodic filings with the Securities and Exchange Commission.

         There were no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their most recent evaluation.

                          PART II - OTHER INFORMATION

ITEM 1.           LEGAL PROCEEDINGS

         During the period 1997 through 1999, we issued approximately 70,000 shares in Arizona, Pennsylvania and Washington, for which no share registration filings were made under the securities laws of those states and for which exemptions or preemptions from registration may be unavailable. We made voluntary rescission offers in Arizona and Pennsylvania, including an interest payment from the date of purchase at an annual rate of 10% and 6%, respectively, on the stock purchase price. We have paid a total of $64,487 to date to investors accepting the rescission offer in those states.

         On September 23, 1999, the Securities Administrator of the State of Washington (the "Securities Administrator") filed a Summary Order to Cease and Desist with the State of Washington Department of Financial Institutions Securities Division against us, the Martin Consulting Group, Martin H. Engelman, and their employees and agents. The relief sought is that the respondents cease and desist from violations of RCW 21.20.140, 21.20.040, and 21.20.010 of the Securities Act of Washington. The 1999 Summary Order to Cease and Desist alleges, among other things, that Mr. Engelman and Genius Products offered to sell shares of our common stock that were not registered in the state or otherwise qualified for an exemption from registration. Mr. Engelman represented us at the Third Annual Seattle Money Show and provided information to interested parties about us and our products.

         We are currently in discussions with the Securities Administrator to resolve all claims based on the allegations set forth in the Summary Order to Cease and Desist. This administrative order may affect our business or our ability to raise capital in the State of Washington and those states where having an outstanding administrative order may result in the loss of certain available exemptions from registration of securities. If we are unable to resolve this matter without vacating the current administrative order, we would likely contest the Summary Order to Cease and Desist at a hearing. The potential costs of a hearing and the uncertainty of the outcome may lead us to conclude, however, that not contesting the 1999 Washington Summary Order to Cease and Desist will likely be in our best interests.

         We anticipate that any resolution of this matter with the Securities Administrator would include our making an offer to repurchase these securities for the amount paid for them, plus interest thereon from the date of purchase at an annual rate of 8%. A total of approximately $264,000 of our shares of common stock was sold in the State of Washington. We have accrued a liability of $428,936 as of June 30, 2004, representing the amount of stock purchased and accrued interest for Washington investors and for one investor in Pennsylvania whose rescission offer is still pending. We believe that because the price of our common stock is significantly lower than the original purchase price paid by affected shareholders, they are likely to accept repurchase offers.

ITEM 2.           CHANGES IN SECURITIES

         Unregistered securities were issued in the second quarter of 2004 as follows:

Sale          No. of                       Class of
Date(s)       Shares        Net Proceeds    Person         Exemption        Additional Information
-------       ------       ------------    ---------       ---------        ----------------------
5/14/04       30,000       $42,000 in      Accredited      Rule 506 of      Private placement issued as
                             services      Investor        Regulation D     compensation to consultant at $1.40 per
                             provided                                       share.

5/18/04       10,000              N/A      Accredited      Rule 506 of      These shares are issuable upon exercise
                                           Investor        Regulation D     of warrants issued for compensation of
                                                                            a consultant.

5/18/04      957,432              N/A      Accredited      Rule 506 of      These shares are issuable upon exercise
                                           Investors       Regulation D     of warrants issued for compensation of
                                                                            a consultant.

5/29/04      478,716      $670,202.40      Accredited      Rule 506 of      Private placement for exercise of
                       exercise price      Investors       Regulation D     warrants at $1.40 per share.

         On June 30, 2004, we repurchased 125 shares for $725 pursuant to a rescission offer. These shares were returned to our treasury.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

          None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) EXHIBITS REQUIRED BY ITEM 601 OF REGULATION S-B

         10.1  Employment Agreement with Trevor Drinkwater dated July 16, 2004.*

         31.1 Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act.*

         31.2 Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act.*

         32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.*

         32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.*

*    Filed herewith.

     (b) REPORTS ON FORM 8-K

         We filed a Form 8-K on May 27, 2004, to disclose the issuance of three press releases regarding the following: (i) a press release announcing the acquisition of the Hollywood(TM) sign brand distribution rights; (ii) a press release announcing our operating results for the first quarter of 2004 and a shareholder conference call scheduled for May 19, 2004; and (iii) a press release regarding the May 19, 2004, shareholder conference call.

                                   SIGNATURES

         In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 16, 2004                      GENIUS PRODUCTS, INC.,
                                     a Nevada Corporation

                                     By:  /s/ Klaus Moeller
                                        ----------------------------------------
                                         Klaus Moeller, Chief Executive Officer,
                                         Chairman of the Board and Interim
                                         Chief Financial Officer

                                                                    EXHIBIT 10.1

                              EMPLOYMENT AGREEMENT

This Employment Agreement (including all the terms included therein, the "Agreement") is made effective as of July 16, 2004 ("Effective Date"), by and between Trevor Drinkwater ("Employee") and Genius Products, Inc., a Nevada corporation ("Employer" or "Company"), located at 740 Lomas Santa Fe, Suite 210, Solana Beach, California 92075.

                                   WITNESSETH:

WHEREAS, Employer would like to engage the services of Employee for Employee's skills as an executive vice president and related services as requested by Employer on a full-time basis, and Employee would like to be so engaged;

WHEREAS, Employer and Employee have agreed on terms for such services and compensation therefor; and

WHEREAS, Employer and Employee wish to enter into a formal written agreement to document such relationship in order to set forth (a) Employee's services and compensation therefor, (b) the terms of Employee's employment, including the "at-will" nature thereof, (c) Employer's exclusive ownership of all proprietary information relating to Employer, (d) certain confidentiality matters, and (e) the manner in which proprietary information produced or acquired by Employee during such relationship shall be handled and made the sole property of Employer;

NOW, THEREFORE, in consideration of the foregoing and in exchange for the promises and other good consideration set forth below, Employee and Employer agree as follows:

1. Services; Title. Employee shall operate as a member of Employer's management team and provide such management and planning responsibilities and other services as Employer shall reasonably request to be performed (together, the "Services") on a full-time basis and shall devote substantially all of Employee's work efforts to the business and operations of Employer. Employee shall report directly to the chief executive officer and president of Employer. Employee's title, subject to change by Employer at any time, shall be "Executive Vice President of DVD Sales".

2. Compensation, Benefits and Reviews. Subject to all the other terms of this Agreement, in connection with Employee's performance of the Services, Employer shall:

        (a) pay Employee's salary by check twice per month in equal installments in accordance with Employer's regular salary payment schedule, which shall be paid at the rate (before deductions for advances and deductions made at Employee's request, if any, and for deductions required by federal, state and local law) of $175,000 per year commencing as of July 16, 2004.

        (b) pay a bonus of 2% of the net sales in excess of a total of $15 million achieved by the Company in the third and fourth quarters of 2004, if any.

        (c) reimburse Employee up to $5,000 for moving expenses from New York to California.

        (d) at the sole option of Employer, pay Employee a year-end performance bonus in the form of cash or shares of Genius Products, Inc. Common Stock.

        (e) grant an option to Employee in the form of Annex B hereto (the "Options") to purchase 150,000 shares of Genius Products, Inc. Common Stock, the terms (including, without limitation, the option price and the time of vesting of the shares issuable pursuant thereto) of which Options shall be governed by the face thereof except to the extent such terms are superseded by Employer's stock option plan currently in effect, a copy of which is attached hereto as Annex C. The Options shall be priced at an exercise price of $2.00 per share and shall vest as follows: 50% on the Effective Date and 10% per month on the monthly anniversary date of the Effective Date in months six through ten of this Agreement.

        (f) grant Employee the option to participate in all of the benefit plans offered by Employer to its Employees generally, including without limitation, insurance plans, 401(k) and other savings plans, Section 125 (cafeteria) and similar pre-tax expense plans, etc. Employee understands that Employer has only a Blue Cross PPO health plan and no other benefit plan as of the date of this Agreement.

        (g) grant Employee private health care insurance for Employee and Employee's dependents, computers and similar devices, and such other benefits as Employer shall determine to provide to any of its employees from time to time (in each case subject to adjustment by the mutual consent of Employer and Employee and payable quarterly in cash or, at the sole option of Employer, in the form of Employer common stock valued based on the average price thereof during the immediately preceding quarterly period).

        (h) reimburse Employee for all reasonable travel, meals, lodging, communications, entertainment and other business expenses incurred by Employee in connection with Employee's performance under this Agreement.

        (i) grant Employee 3 weeks' vacation with pay for each twelve-month period, taken at times agreed with Employer.

3. Term and Termination. The term of this Agreement is one (1) year from Employee's first complete day of service to Employer under this Agreement unless earlier terminated by Employer in Employer's sole discretion. A renewal of this Agreement will be considered by the Employer at least 60 days prior to the termination date of the Agreement; however, the term of this Agreement may be terminated "at will" by Employer at any time and for any reason or for no reason. In the event Employee shall be terminated by Employer without "Cause" (as defined below) Employer shall provide Employee with the compensation required by clauses (a) and (b) of Paragraph 2 of this Agreement as of the termination date for a three (3) month period (the "Severance Period") following the date of such termination plus all accrued but unpaid salary and vacation time to the date of termination, with the salary portion of all such compensation payable in cash in a lump sum (less deductions required by law) due immediately upon such termination. Upon termination of Employee's employment with Employer for Cause, Employer shall be under no further obligation to Employee for salary or other compensation except to pay all accrued but unpaid salary and accrued vacation time to the date of termination thereof and to continue Employee's benefits under Paragraph 2 for a period of thirty (30) days. For purposes of this Agreement, "Cause" shall mean (i) conviction of a felony, or a misdemeanor where imprisonment is imposed, or (ii) Employee's entering into any arrangement with or providing of any services to any company, business or person that produces or markets children's or infant's video or music other than Genius Products, Inc. and its controlled or controlling affiliates and successors. If Employee shall die during the term of this Agreement, Employer shall provide to Employee's heirs or personal representatives the same compensation Employer would have paid under this Paragraph 3 to Employee if Employee had been terminated without cause on the day before the date of Employee's death.

4. Confidentiality of Terms; Termination Certificate. Employee covenants and agrees that, other than acknowledging the existence of an independent Employee relationship between Employer and Employee and as otherwise required by law, Employee shall not at any time divulge, directly or indirectly, any of the terms of this Agreement to any person or entity other than Employee's legal counsel. Upon the termination of Employee's engagement under this Agreement for any reason whatsoever, Employee agrees to sign, date and deliver to Employer a "Termination Certificate" in the form of Annex A hereto and to deliver and take all other action necessary to transfer promptly to Employer all records, materials, equipment, drawings, documents and data of any nature pertaining to any invention, trade secret or confidential information of Employer or to Employee's engagement, and Employee will not take with Employee any description containing or pertaining to any confidential information, knowledge or data of Employer that Employee may produce or obtain during the course of Employee's engagement under this Agreement. This Paragraph 4 shall survive indefinitely any termination of this Agreement or Employee's engagement hereunder.

5. Nondisclosure. Employee agrees to keep confidential and not to disclose or make any use of (except for the benefit of Employer), at any time, either during or subsequent to Employee's engagement under this Agreement, any trade secrets, confidential information, knowledge, data or other information of Employer relating to products, processes, know-how, designs, formulas, test data, customer lists, business plans, marketing plans and strategies, pricing strategies or other subject matters pertaining to any business or future business of Employer or any of its clients, customers, Employees, licensees or affiliates, which Employee may produce, obtain or otherwise acquire or become aware of during the course of Employee's engagement under this Agreement. Employee further agrees not to deliver, reproduce or in any way allow any such trade secrets, confidential information, knowledge, data or other information, or any documentation relating thereto, to be delivered or used by any third party without specific direction or consent of a duly authorized officer of Employer. This Paragraph 5 shall survive indefinitely any termination of this Agreement or Employee's engagement hereunder and shall be read in addition to, and shall not reduce the restrictions of this Agreement on Employee or limit Employer's rights in any way with respect to, any other agreement between Employee and Employer.

6. Work for Hire; Ownership of Intellectual Property. Employee understands and agrees that all of Employee's work and the results thereof in connection with the Employer and the Services, whether made solely by Employee or jointly with others, during the period of Employee's association with Employer, that relate in any manner to the actual or anticipated business, work, activities, research or development of Employer or its affiliates, or that result from or are suggested by any task assigned to Employee or any activity performed by Employee on behalf of Employer, shall be the sole property of the Employer, and, to the extent necessary to ensure that all such property shall belong solely to the Employer, Employee by Employee's execution of this Agreement transfers to the Employer any and all right and interest Employee may possess in such intellectual property and other assets created in connection with Employee's employment by Employer and that may be acquired by Employee during the term of this Agreement from any source that relate, directly or indirectly, to Employer's business and future business, in each case without restriction of any kind. Employee also agrees to take any and all actions requested by Employer to preserve Employer's rights with respect to any of the foregoing. This Paragraph 6 shall survive indefinitely any termination of this Agreement or Employee's engagement hereunder and shall be read in addition to, and shall not reduce the restrictions of this Agreement on Employee or limit Employer's rights in any way with respect to, any other agreement between Employee and Employer.

7. Non-Compete. During the term of this Agreement and for eighteen (18) months following the termination of the Agreement, Employee shall not (i) enter into any arrangement with or provide any services to any company, business or person that produces or markets children's or infants' video or music; (ii) represent, sell or assist in developing any products that directly compete with Employer's current products or any products Employer is planning to develop for sale to its customers or licensees; (iii) call on, solicit, or take away any of Employer's customers or potential customers Employee became aware of as a result of performing services under this Agreement; or (iv) solicit or hire away any of Employer's employees or contractors Employee became aware of as a result of performing services under this Agreement.

8. No Partnership; Not Assignable by Employee. This Agreement is between Employee, as such, and Employer, as at-will employer, and shall not form or be deemed to form a partnership or joint venture. Employer's rights, benefits, duties and obligations under this Agreement shall inure to its successors and assigns. Employee's rights, obligations and duties under this Agreement are personal to Employee and may not be assigned.

9. Trade Secrets of Others: Employee represents that Employee's performance of all the terms of this Agreement and as the Employer's Employee does not and will not breach any agreement to keep in confidence any proprietary information, knowledge or data acquired by Employee in confidence or in trust prior to Employee's engagement under this Agreement, and Employee will not disclose to Employer or induce Employer to use any confidential or proprietary information or material belonging to any other person or entity. Employee agrees not to enter into any agreement, either written or oral, in conflict with this Paragraph 9.

10. Employee's Representations and Warranties. Other than as set forth in Paragraph 13 below, Employee represents, warrants, covenants, understands and agrees that: (i) Employee is free to enter into this Agreement; (ii) Employee is not obligated or a party to any engagement, commitment or agreement with any person or entity that will, does or could conflict with or interfere with Employee's full and faithful performance of this Agreement, nor does Employee have any commitment, engagement or agreement of any kind requiring Employee to render services or preventing or restricting Employee from rendering services or respecting the disposition of any rights or assets that Employee has or may hereafter acquire or create in connection with the Services and the results thereof; (iii) other than as required by law, Employee shall not at any time divulge, directly or indirectly, any of the terms of this Agreement to any person or entity other than Employee's legal counsel; (iv) Employee shall not use any material or content of any kind in connection with Employer's products, software or website that is copyrighted or owned or licensed by a party other than Employer or that would or could infringe the rights of any other party; (v) Employee shall not use in the course of Employee's performance under this Agreement, and shall not disclose to Employer, any confidential information belonging, in part or in whole, to any third party; (vi) EMPLOYEE UNDERSTANDS ALL OF THE TERMS OF THIS "AT WILL" EMPLOYMENT AGREEMENT, AND HAS REVIEWED THIS AGREEMENT FULLY AND IN DETAIL PRIOR TO AGREEING TO EACH AND ALL OF THE PROVISIONS HEREOF; and (vii) no statement, representation, promise, or inducement has been made to Employee, in connection with the terms of this Agreement, the execution hereof or otherwise, except as is expressly set forth in this Agreement.

11. Governing Law; Arbitration. This Agreement shall be subject to and construed in accordance with the laws of the State of California applicable to agreements entered into and to be performed fully therein and without giving effect to conflicts of laws principles thereof. In the event of any dispute in connection with the Services or this Agreement that cannot be resolved privately between the parties, resolution of such dispute shall be through binding arbitration conducted in the County of San Diego, California under the rules of the American Arbitration Association then in effect that are not contrary to the provisions of this Agreement. Any arbitration shall be conducted in accordance with the provisions of the California Code of Civil Procedure, Part 3, Title 9 (commencing with Section 1280). The parties may obtain discovery in aid of the arbitration in accordance with California Code of Civil Procedure Section 1283.05; provided, however, that (i) the Arbitrator's permission shall not be required to take a discovery deposition, and (ii) discovery by means of interrogatories and requests for admission shall not be permitted. Nothing contained in this Paragraph 11 shall limit either party's right to seek temporary restraining orders or injunctive or other equitable relief in connection with this Agreement. EMPLOYEE UNDERSTANDS THAT BY AGREEING TO ARBITRATION IN THE EVENT OF A DISPUTE BETWEEN EMPLOYER AND EMPLOYEE, EMPLOYEE IS EXPRESSLY WAIVING EMPLOYEE'S RIGHT TO REQUEST A TRIAL BY JURY IN A COURT OF LAW.

12. Entire Agreement; Modification; Waiver; Construction Generally. This Agreement constitutes the entire agreement between Employer and Employee relating to the subject matter hereof, and, other than as expressly set forth in the last sentence of each of Paragraphs 5 and 6 solely for the benefit of Employer, supersedes all prior agreements, if any, whether oral, written or unwritten, pertaining thereto. Other than the agreements expressly contemplated by this Agreement, there is no separate agreement, contract or understanding, express or implied, of any kind or with respect to any subject matter between Employer and Employee, and none shall be deemed to exist under any circumstances. No provision of this Agreement shall be construed strictly against any party hereto, including, without limitation, the drafter hereof or thereof. Neither this Agreement nor any provision hereof may be amended, waived or modified in any way other than by a writing executed by the party against whom such amendment, waiver or modification would be enforced. No failure to exercise, and no delay in exercising and no course of dealing with respect to any right hereunder shall operate as a waiver thereof. Nor shall a waiver by any party hereto of a breach of any provision herein be deemed a waiver of any subsequent breach. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies. The headings or titles of the paragraphs of this Agreement are inserted solely for convenience and are not a part of, nor shall they be used or referred to in the construction of, any provision of this Agreement. Words in the singular number shall include the plural, and vice versa. Whenever examples are used in this Agreement with the words "including," "for example," "any," "e.g.," "such as," "etc." or any derivation thereof, such examples are intended to be illustrative and not in limitation thereof. All references to the masculine, feminine or neuter genders shall mean and include all genders.

13. Exceptions to Paragraph 10. Employee is a shareholder and board member of Brandissimo, a company with whom Employer intends to enter into a business relationship.

     [Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, each of the undersigned has set forth its signature effective as of the date first set forth above.

EMPLOYER:

Genius Products, Inc., a Nevada corporation

By: /s/ Mike Meader
    --------------------------------
       Mike Meader, President

Date:     July 16, 2004
         ---------------------------

EMPLOYEE:

/s/ Trevor Drinkwater
------------------------------------
 Trevor Drinkwater

Date:    July 16, 2004
       -----------------------------

                                                                        Annex A

                             TERMINATION CERTIFICATE

This is to certify that undersigned does not have in the undersigned's possession, nor has undersigned failed to return, any customer information, records, files, programs, documents, data, specifications, drawings, blueprints, reproductions, sketches, notes, reports, proposals, or copies of them, or other documents or materials, equipment, or other property or asset belonging to Genius Products, Inc. ("Employer"), its successors and assigns.

Undersigned further certify that undersigned has fully complied with and will continue to comply with all the terms of the Employment Agreement dated as of May 3, 2002 between Employer and the undersigned (the "Agreement").

Undersigned further agree that, in compliance with the Agreement, undersigned will preserve as confidential all any trade secrets, confidential information, knowledge, data or other information of Employer relating to products, processes, know-how, designs, formulas, test data, customer lists, business plans, marketing plans and strategies, pricing strategies or other subject matters pertaining to any business of Employer or any of its clients, customers, Employees, licensees or affiliates, that Employee produced, obtained or otherwise acquired or became aware of during the course of Employee's engagement under the Agreement.

EMPLOYEE:

-------------------------------
Trevor Drinkwater

Date:
      -------------------------

                                                                        Annex B

                            [STOCK OPTION AGREEMENT]

                      NON-QUALIFIED STOCK OPTION AGREEMENT
                           SECOND AMENDED AND RESTATED
                             2000 STOCK OPTION PLAN

         This Non-Qualified Stock Option Agreement is dated as of July 16, 2004 (the "Option Agreement"), and is made by and between Genius Products, Inc. (the "COMPANY") and Trevor Drinkwater (the "GRANTEE").

         WHEREAS, the Grantee is an officer of the Company and will render valuable services;

         WHEREAS, the Company in recognition of such services has granted a non-qualified option (the "OPTION") to Grantee as set forth therein and herein; and

         WHEREAS, the parties wish to ratify and memorialize the grant and the terms and conditions by which the Option is governed; and

         WHEREAS, the Company has adopted a stock option plan entitled 2000 Second Amended and Restated Non-Qualified Stock Option Plan (the "PLAN") originally adopted by the board of directors on May 25, 2000, and as amended on June 12, 2001 and November 20, 2001, under which shares of the Company's common stock into which the Option is exercisable have been registered with the Securities and Exchange Commission pursuant to a Form S-8 filed on May 25, 2000, which will be amended by a subsequent filing of a Form S-8 to include the current version of the Plan and increasing the number of shares subject to the Plan;

         NOW THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Section 1. GRANT OF OPTION. The Company hereby confirms the grant to Grantee of the Option to purchase shares of common stock of the Company (the "SHARES"), subject to the terms and conditions of this Option Agreement and those of the Plan (which is incorporated herein by reference), as follows:

DATE OF GRANT              NO. OF SHARES           EXERCISE PRICE          VESTING DATE(S)           TERM
-------------              -------------           --------------          ---------------           ----
July 16, 2004              150,000                 $2.00                         *                   10 years from
                                                                                                     date of grant

* One-half to vest on July 16, 2004, and an additional 10% per month commencing on the six-month anniversary date of this grant.

         In the event of a conflict between the terms and conditions of the Plan and this Option Agreement, the terms and conditions of the Plan shall prevail. This Option is intended to be treated as a non-statutory (non-qualified) stock option.

Section 2.        EXERCISE OF OPTION.

        (a) RIGHT TO EXERCISE. This Option to purchase Shares shall be exercisable at any time after the applicable Vesting Date and prior to the end of the Term, subject to the applicable provisions of the Plan and this Option Agreement.

        (b) METHOD OF EXERCISE. This Option shall be exercisable by delivery of an exercise notice in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE") which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all exercised Shares. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the payment of the aggregate Exercise Price.

        (c) COMPLIANCE WITH APPLICABLE LAW. No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise complies with all applicable laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Grantee on the date on which the Option is exercised with respect to such Shares.

Section 3. METHOD OF PAYMENT. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the sole discretion of the
Company:

        (a) cash or check;

        (b) consideration received by the Company under a formal cashless exercise program adopted by the Company in connection with the Plan; or

        (c) surrender of other Shares which, (i) in the case of Shares acquired upon exercise of an Option, have been owned by the Grantee for more than six (6) months on the date of surrender, and (ii) have a fair market value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares.

Section 4. NON-TRANSFERABILITY OF OPTION. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Grantee only by Grantee. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Grantee.

Section 5. TERM OF OPTION. This Option may be exercised only prior to the expiration of the Option pursuant to the terms of the Plan and this Option Agreement and may be exercised during such term only in accordance with the Plan and the terms of this Option.

Section 6. TAX CONSEQUENCES. Set forth below is a brief summary as of the date of this Option of some of the federal tax consequences of exercise of this Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

        (a) EXERCISE OF NON-QUALIFIED STOCK OPTION. There may be a regular federal income tax liability upon the exercise of a Non-Qualified Stock Option. The Grantee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price. If Grantee is an employee or a former employee, the Company will be required to withhold from Grantee's compensation or collect from Grantee and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver the Shares if such withholding amounts are not delivered at the time of exercise.

        (b) DISPOSITION OF SHARES. In the case of a Non-Qualified Stock Option, if Shares are held for at least one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes.

Section 7. ENTIRE AGREEMENT; GOVERNING LAW. The Plan is incorporated herein by reference. The Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Grantee with respect to the subject matter hereof, and may not be modified adversely to the Grantee's interest except by means of a writing signed by the Company and Grantee. This agreement is governed by the internal substantive laws but not the choice of law rules of California.

Section 8. SUCCESSORS AND ASSIGNS. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Grantee and his or her heirs, executors, administrators, successors and assigns.

Section 9. INTERPRETATION. Any dispute regarding the interpretation of this Agreement shall be submitted by Grantee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties.

Section 10. RECEIPT OF PLAN. Grantee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. Grantee has reviewed the Plan and this Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option. Grantee further agrees to notify the Company upon any change in the Grantee's residence address.

                  [Remainder of page intentionally left blank.]

         IN WITNESS WHEREOF, this Stock Option Agreement is executed on behalf of the Corporation and its duly authorized officer and by Grantee as of the date first written above.

GRANTEE                                        GENIUS PRODUCTS, INC.

/s/ Trevor Drinkwater                          By: /s/ Klaus Moeller
------------------------------                    ------------------------------
Trevor Drinkwater                                    Klaus Moeller
                                               Its:  Chief Executive Officer
State of Residence:    CT
                       --
                                       4

                                    EXHIBIT A

                             [LETTERHEAD OF GRANTEE]

[Date]

Genius Products, Inc.
740 Lomas Santa Fe, Suite 210
San Diego, CA  92130

Attention:  Corporate Secretary

                                 EXERCISE NOTICE
                      2000 NON-QUALIFIED STOCK OPTION PLAN

        1. EXERCISE OF OPTION. The undersigned ("GRANTEE") hereby elects to exercise Grantee's option to purchase _________ shares of the Common Stock (the "SHARES") of Genius Products, Inc. (the "COMPANY") under and pursuant to that certain plan entitled the Second Amended and Restated 2000 Non-Qualified Stock Option Plan adopted by the Company originally as of May 25, 2000, and as amended on June 12, 2001, and November 20, 2001 (the "PLAN") and the Stock Option Agreement dated July 16, 2004 (the "OPTION AGREEMENT").

        2. DELIVERY OF PAYMENT. Grantee herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement.

        3. REPRESENTATIONS OF GRANTEE. Grantee acknowledges that Grantee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

        4. The Grantee is a resident of the State of ____________.

        5. The Grantee represents and agrees that if the Grantee is an "affiliate" (as defined in Rule 144 under the Securities Act of 1933) of the Corporation at the time the Grantee desires to sell any of the Stock, the Grantee will be subject to certain restrictions under, and will comply with all of the requirements of, applicable federal and state securities laws.

        6. The foregoing representations and warranties are given on ____________, 200_, at ____________,______________.

        7. RIGHTS AS SHAREHOLDER. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Shares shall be issued to the Grantee as soon as practicable after the Option is exercised.

        8. TAX CONSULTATION. Grantee understands that Grantee may suffer adverse tax consequences as a result of Grantee's purchase or disposition of the Shares. Grantee represents that Grantee has consulted with any tax consultants Grantee deems advisable in connection with the purchase or disposition of the Shares and that Grantee is not relying on the Company for any tax advice.

        9. TRANSFER RESTRICTIONS; STOP-TRANSFER ORDER.

        (a) REFUSAL TO TRANSFER. Grantee acknowledges and agrees that the Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of the Option Agreement or the Plan or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

        (b) STOP-TRANSFER NOTICES. Grantee agrees that, in order to ensure compliance with the restrictions referred to in the Option Agreement, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

Submitted by:                               Accepted by:

GRANTEE                                     GENIUS PRODUCTS, INC.

                                            By:
---------------------------------------        ---------------------------------
Signature                                      Name:
                                               Title:

---------------------------------------     ------------------------------------
Print Name                                  Date received

                                                                        Annex C

       [Stock Option Plan - SEE EXHIBIT 10.2 OF THE COMPANY'S FORM 10-KSB,
               AMENDMENT #1, FILED WITH THE SEC ON APRIL 30, 2002]

                                                                    EXHIBIT 31.1

                                CERTIFICATION OF
                             CHIEF EXECUTIVE OFFICER

I, Klaus Moeller, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Genius Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 16, 2004                        By: /s/ Klaus Moeller
                                                 -------------------
                                                 Klaus Moeller
                                                 Chief Executive Officer and
                                                 Interim Chief Financial Officer

                                                                    EXHIBIT 31.2

                                CERTIFICATION OF
                             CHIEF FINANCIAL OFFICER

I, Klaus Moeller, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Genius Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated:  August 16, 2004                      By:  /s/ Klaus Moeller
                                                -------------------
                                                Klaus Moeller
                                                Chief Executive Officer and
                                                Interim Chief Financial Officer

                                                                    EXHIBIT 32.1

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

         I, Klaus Moeller, Chief Executive Officer and Interim Chief Financial Officer of Genius Products, Inc. (the "Registrant"), do hereby certify pursuant to Rule 15d-14(b) of the Securities and Exchange Act of 1934, as amended, and
Section 1350 of Chapter 63 of Title 18 of the United States Code that:

         (1) the Registrant's Quarterly Report on Form 10-QSB of the Registrant for the period ended June 30, 2003 (the "Report"), to which this statement is filed as an exhibit, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated:  August 16, 2004                      By:  /s/ Klaus Moeller
                                                -------------------
                                                Klaus Moeller
                                                Chief Executive Officer and
                                                Interim Chief Financial Officer

                                                                   EXHIBIT 32.2

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

         I, Klaus Moeller, Chief Executive Officer and Interim Chief Financial Officer of Genius Products, Inc. (the "Registrant"), do hereby certify pursuant to Rule 15d-14(b) of the Securities and Exchange Act of 1934, as amended, and
Section 1350 of Chapter 63 of Title 18 of the United States Code that:

         (1) the Registrant's Quarterly Report on Form 10-QSB of the Registrant for the period ended June 30, 2003 (the "Report"), to which this statement is filed as an exhibit, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated:  August 16, 2004                     By:  /s/ Klaus Moeller
                                               -------------------
                                               Klaus Moeller
                                               Chief Executive Officer and
                                               Interim Chief Financial Officer

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

         Pursuant to Section 13 or 15(d) of the Securities Exchange Act

                                  July 13, 2004
                                 Date of Report
                        (Date of Earliest Event Reported)

                              GENIUS PRODUCTS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                          740 Lomas Santa Fe, Suite 210
                           San Diego, California 92075
                    (Address of principal executive offices)

                                 (858) 793-8840
                         (Registrant's telephone number)

      Nevada                         0-27915                   88-0363979
  (State or other                  (Commission             (I.R.S. Employer
  Jurisdiction of                  File Number)            Identification No.)
   Incorporation)

Section 8 - Other Events

Item 8.01  Other Events.

     On July 13, 2004, we issued the press release attached hereto as Exhibit 99.1.

     On August 16, 2004, we issued the press release attached hereto as Exhibit 99.2.

Section 9 - Financial Statements and Exhibits

Item 9.01  Financial Statements and Exhibits.

   (c) Exhibits.   The following exhibits are filed herewith:
       --------

         No.       Description
         ---------------------

         99.1 Press release regarding the appointment of Trevor Drinkwater to the position of Executive Vice President of Sales of Genius Products, Inc.

         99.2 Press release regarding the operating results for the second quarter of 2004, shareholder conference call and revamped Web site.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 26, 2004                GENIUS PRODUCTS, INC.

                                     By: /s/ Klaus Moeller
                                         ---------------------------------------
                                         Klaus Moeller, Chief Executive Officer

                                                                    EXHIBIT 99.1

     Genius Products, Inc. Names Trevor Drinkwater Executive
                     Vice President of DVD Sales;
         Drinkwater to Oversee Genius' Branded Retail Network

    SAN DIEGO--(BUSINESS WIRE)--July 13, 2004--Genius Products, Inc. (OTCBB:GNPI) has appointed Trevor Drinkwater to the position of Executive Vice President of DVD Sales, it was announced by Klaus Moeller, CEO.
    In his newly created position, Drinkwater will be responsible for sales of Genius' extensive branded library of classic film and television titles along with the successful Baby Genius(TM) line of DVDs for preschoolers. In addition, he will oversee the Genius Branded Retail Network, a vast distribution network created by Genius Products that consists of home entertainment retailers of all sizes.
    Boasting such well-established and highly recognized brands as TV Guide(TM), AMC(TM) and Hollywood Movie & TV Classics(TM), which uses the famed Hollywood(TM) sign as its logo, the Genius Branded Retail Network extends nationwide to both traditional home entertainment retailers and non-traditional platforms including direct response, dollar stores and specialty and gift retailers.
    At VSDA, Drinkwater will be seeking new retail outlets for the distribution network. Howard Balaban, EVP of New Business, will be seeking new content partners who can simply plug their titles into the existing retail network and take advantage of Genius' marketing partnerships with these high-profile brands.
    "The Genius Branded Retail Network offers content holders an established channel of distribution that reaches tens of thousands of retail outlets and is backed by Genius Products, a respected leader in the home entertainment industry," said Drinkwater. "Genius' reputation as a distributor together with the instant credibility provided by such strong brands offers content providers powerful marketing muscle in the crowded home entertainment marketplace."
    Drinkwater comes to Genius Products with more than 15 years of senior management experience in the home entertainment and consumer products industries. He joins Genius from Take-Two Interactive Software, Inc. (TTWO) where he most recently served as Chief Operating Officer. Prior to Take-Two, Drinkwater served as Senior Vice President of Sales for Warner Home Video.
    Drinkwater began his career at Nestle Waters, formerly known as The Perrier Group of America, as an entry-level sales person and progressed to General Manager during his 10-year tenure. He earned his degree in Business Administration, Marketing and Economics at the University of Colorado.
    "I am extremely excited to have Trevor join our executive team. I feel that this validates the direction that Genius is taking in the fast-growing DVD business. Trevor brings with him years of experience and contacts that are invaluable to our company," said Moeller.

    TV GUIDE

    Branded with one of the most recognized logos in the world of television, the TV Guide Collection is the ultimate DVD offering for fans of the best programming in TV history at value pricing, underscored by the one TV resource that America relies on more than any other. TV Guide senior editors provide unique insight into each digitally remastered and sound enhanced collection, selecting and approving each series and episode. Titles in the collection include such TV classics as "The Adventure of Ozzie & Harriet," "The Rifleman," and "The Dick Van Dyke Show."
    STREET: August 2004

    AMC

    As America's movie entertainment television destination, AMC (American Movie Classics(TM)) is among the most trusted consumer brands in classic and contemporary movie entertainment and information. The AMC line of DVDs is a must-have series of collectible movie titles featuring the biggest classic movie titles and stars at a value price never seen before.

TITLE:    AMC MOVIES
STREET:   New titles available every month
          4 Movies on each 2-DVD Pack
          2 Movies on one DVD
SYNOPSIS: A collection of digitally remastered and sound enhanced classic movie titles featuring such stars as Cary Grant, James Cagney and Vivien Leigh presented in outstanding retail point-of-purchase displays.

TITLE:    AMC MONSTERFEST(TM) COLLECTION
STREET:   Available Now
          4 Movies on each 2-DVD Pack
SYNOPSIS: A collection of 24 digitally remastered and sound enhanced classic horror films featuring filmdom's creepiest tales and biggest stars including Boris Karloff and Bela Lugosi.

    HOLLYWOOD MOVIE & TV CLASSICS

    Featuring such Hollywood icons as John Wayne, Cary Grant, Marilyn Monroe and Elizabeth Taylor, the Hollywood Movie & TV Classics line of DVDs offers digitally remastered and sound enhanced, classic feature films and television programs at value pricing. Branded with the universally recognized Hollywood sign, Hollywood Movie & TV Classics are available to retailers in either 120 or 480 count displays.

TITLE:    HOLLYWOOD MOVIE CLASSICS(TM)
STREET:   New Collection Available Every 60 Days

TITLE:    HOLLYWOOD TELEVISION CLASSICS(TM)
STREET:   New Collection Available Every 60 Days

    About Genius Products, Inc.

    Genius Products, Inc. (OTCBB:GNPI) is a multi-brand company that designs and markets family entertainment products including DVDs, videos, CDs and cassettes. The products are sold under Baby Genius(TM), Kid Genius(TM) and other licensed brands such as Guess How Much I Love You(TM), Paddington Bear(TM), Raggedy Ann & Andy(TM) and the AMC and TV Guide brand names. Our products are distributed at major retail stores nationwide such as Target, Wal-Mart, Kmart, Sams Club, Costco, Toys R Us, Babies R Us, Borders, Best Buy and Shopko. We also license the Baby Genius brand to third-party companies for a variety of products, including books, apparel and infant care products. Promotional partners include The World Famous San Diego Zoo, Playtex, Fazoli's and Child Magazine.

    Safe Harbor Statement

    Except for historical matters contained herein, the matters discussed in this press release are forward-looking statements. The forward-looking statements reflect assumptions and involve risks and uncertainties, which may affect our business, forecasts, projections and prospects, and cause results to differ from these forward-looking statements. Actual results could vary for many reasons, including but not limited to, the timely development and acceptance of new products and general market conditions. Other such risks and uncertainties include our ability to grow our business, to obtain additional licenses, to meet anticipated release schedules and other matters, which are described in our filings with the Securities and Exchange Commission.

    CONTACT: SSA Public Relations
             John Russel, Elliott Chang, 818-501-0700 (Los Angeles) Erica Viana, 212-679-4750 (New York)

                                                                    EXHIBIT 99.2

      Genius Products, Inc. Announces Operating Results for the
   Second Quarter of 2004, Scheduling of Shareholder Conference Call
                         and Revamped Web Site

    SAN DIEGO--(BUSINESS WIRE)--Aug. 16, 2004--Genius Products, Inc. (OTCBB:GNPI) today announced the results of its operations for the quarter ending June 30, 2004. Net revenues for the quarter totaled $2,057,557, an increase of 341% versus the results for the quarter ending June 30, 2003, which were $466,834. The net loss for the quarter ending June 30, 2004, was $1,246,687, or $.05 per share, as compared to the net loss of $772,423, or $.05 per share, in the year-earlier quarter. Net revenues for the six months ending June 30, 2004, were $5,188,947, an increase of 395%, compared to the six months ending June 30, 2003, which were $1,017,381. The net loss for the six months ending June 30, 2004, was $2,126,028, or $.09 per share, as compared to the net loss of $1,252,009, or $.08 per share, in the year-earlier period. Per share results reflect the higher basic and diluted weighted average shares in the current year.
    Klaus Moeller, Chairman and CEO of Genius Products, Inc., commented: "I am pleased with the continual sales growth this year, based largely on our increased product lines. We continue to focus on building our infrastructure to support the increase in sales, which should lead the company to profitability, and to becoming a major independent distributor of branded DVDs and music products."
    Genius Products will host a shareholder conference call to detail various business activities that have taken place during the quarter, as well as planned activities for the remainder of 2004. The conference call will take place at 10:30 a.m. Eastern Time on Wednesday, August 18, 2004, and will include a presentation by Genius' senior management, followed by a question-and-answer session.

To participate in the Conference Call
Dial-in number: 1-888-316-9415
Passcode: Genius Products
Conference Call Leader: Klaus Moeller

    To ensure that shareholder questions can be fully answered, please submit all questions prior to the call so they may be grouped into general categories and addressed during the last portion of the call. To submit a question, please email info@geniusproducts.com or fax them to 858-793-8842, Regarding: Conference Call. In order to ask a question during the call, dial *1. Questions will be addressed as time permits.
    This news release detailing earnings, the telephone number for the conference call and replay information will be available on Genius Products' newly redesigned Web site at www.geniusproducts.com. The new site features extensive information on each of Genius Products' brands, a secure shopping area and an investor relations area where investors can view both current and past press releases, management bios and SEC filings. Investor conference calls will be available on the site as audio files for a two-week period starting at 5:00 p.m. ET on the second business day following the day of the call.

    About Genius Products, Inc.

    Genius Products, Inc. (OTCBB:GNPI) is a multi-brand company that designs and markets family entertainment products, including DVDs, videos, CDs and cassettes. The products are sold under Baby Genius(R), Kid Genius(R) and other licensed brands such as Guess How Much I Love You(TM), Paddington Bear(TM), Raggedy Ann & Andy(TM) and the AMC(TM) and TV GUIDE(TM) brand names. Our products are distributed at major retail stores nationwide such as Target, Wal-Mart, Kmart, Sams Club, Costco, Toys R Us, Babies R Us, Borders, Best Buy and Shopko. We also license the Baby Genius brand to third-party companies for a variety of products, including books, apparel and infant care products. Promotional partners include The World Famous San Diego Zoo, Playtex, Fazoli's and Child Magazine.

    Safe Harbor Statement

    Except for historical matters contained herein, the matters discussed in this press release are forward-looking statements. The forward-looking statements reflect assumptions and involve risks and uncertainties, which may affect our business, forecasts, projections and prospects, and cause results to differ from these forward-looking statements. Actual results could vary for many reasons, including, but not limited to, the timely development and acceptance of new products and general market conditions. Other such risks and uncertainties include our ability to grow our business, to obtain additional licenses, to meet anticipated release schedules and other matters, which are described in our filings with the Securities and Exchange Commission.

    Contact Information: Genius Products, Inc., San Diego, California; Investor Relations: 858-793-8840; info@geniusproducts.com

                                        GENIUS PRODUCTS, INC.
                                          Operating Results

                                        For the Quarter Ended
                                --------------------------------------
                                     6/30/04             6/30/03
                                ------------------- ------------------

 Net Revenues                           $2,057,557           $466,834

 Cost of Sales                           1,546,374            349,818

 Operating Expenses                      1,655,594            893,070

 Other                                    (102,276)             3,631
                                ------------------- ------------------

 Net Loss                              $(1,246,687)         $(772,423)
                                =================== ==================

 Net loss per share                         $(0.05)            $(0.05)
                                =================== ==================

 Basic and diluted weighted
  average shares                        24,442,271         16,474,524
                                =================== ==================

                                        GENIUS PRODUCTS, INC.
                                          Operating Results

                                       For the Six Months Ended
                                --------------------------------------
                                     6/30/04             6/30/03
                                ------------------- ------------------

 Net Revenues                           $5,188,947         $1,017,381

 Cost of Sales                           3,586,999            615,737

 Operating Expenses                      3,397,109          1,649,643

 Other                                    (330,867)            (4,010)
                                ------------------- ------------------

 Net Loss                              $(2,126,028)       $(1,252,009)
                                =================== ==================

 Net loss per share                         $(0.09)            $(0.08)
                                =================== ==================

 Basic and diluted weighted
  average shares                        22,579,860         16,182,542
                                =================== ==================

    CONTACT: Genius Products Inc., San Diego
             Klaus Moeller, 858-793-8840